

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 29, 2023

Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.
Two Penn Plaza
New York, NY 10121

      Re: Madison Square Garden Sports Corp.
         Form 10-K for the Fiscal Year Ended June 30, 2022
         Filed August 18, 2022
         Form 10-Q for the Fiscal Quarter Ended December 31, 2022
         Filed February 7, 2023
         File No. 001-36900

Dear Victoria M. Mink:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Adjusted Operating Income (Loss), page 35

1.   Please tell us how you determined that removing the effects of deferred rent in arriving at adjusted operating income does not substitute individually-tailored recognition and measurement methods for GAAP. Alternatively, no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Selling, General and Administrative Expenses, page 35</u>

2.   Please separately quantify each of the factors attributable to the increase in the selling, general and administrative expenses. In addition, discuss the underlying reasons for the increases in these factors and, in light of the increase in your operating activities as demonstrated by the increases in revenues and direct operating expenses, explain why the rate of increase in selling, general and administrative expenses was substantially less. Refer to Item 303 of Regulation S-K.

<u>Liquidity and Capital Resources</u>
<u>Cash Flow Discussion, page 38</u>

3.   Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-GAAP measure. Please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K.

<u>Operating Activities, page 38</u>

4.   Please revise your analysis of cash flow changes to explain the business reasons for material changes between periods in your operating cash flows. For example, discuss the underlying business reasons for material changes in each of these line items between periods:
   •   Accounts receivable, net,
   •   Net related parties receivables,
   •   Prepaid expenses and other assets,
   •   Accrued and other liabilities and
   •   Deferred revenue.
   Refer to Item 303(b) of Regulation S-K.

<u>Financial Statements</u>
<u>Note 1. Description of Business and Basis of Presentation</u>
<u>Description of Business, page F-15</u>

5.   You state that you operate and report financial information in one segment and your CODM reviews total company operating results to assess overall performance and allocate resources. Please tell us in detail how you concluded you have a single operating and reportable segment and it is your total company. In doing so, please also discuss:
   •   how the CODM goes about allocating resources, assessing operating performance and making key operating decisions using only total company operating results (and not lower level results),
   •   your management structure from the top down to the sports team level, including each person's roles and responsibilities,

- how budgets are prepared, who reviews and approves them, at what lower levels (e.g., sports team) they are prepared and the frequency,
- whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed, and
- whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

Refer to ASC 280-10-05-3 and paragraphs 50-1 and 50-6 through 50-9 of ASC 280-10-50.

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Financial Statements
Consolidated Statements of Operations for the Three and Six Months Ended December 31, 2022 and 2021, page 3

6. Income (loss) from operations before income taxes includes various non-operating income and expenses discussed in paragraphs 7 through 9 of Rule 5-03 of Regulation S-X. Accordingly, please retitle this line item here and in your other filings to better reflect what it actually represents.

Note 12. Benefit Plans
Executive Deferred Compensation Plan, page 21

7. Please provide us with a reconciliation of the change in the non-current assets balance from June 30, 2022 to December 31, 2022. In doing so, show purchases and sales of trust investments separately. Also, tell us whether the purchases and sales of the investments held in the trust are shown as investing activities in your statement of cash flows. Refer to ASC 230-10-45-11 through 45-13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services